

UNCOMMON PATH BREWING

ABOUT US

We have focused on loving the craft of creating excellent food and beer for over 8 years.





UNCOMMON PATH BREWING

JOSHUA BREAULT

Owner / Brewer



BORN AND RAISED IN MASS, I'VE WORKED IN RESTAURANTS SINCE I WAS 16, ONLY TO CHASE HIGHER INCOME INSIDE THE IT INDUSTRY. I MOVED TO FLORIDA 8 YEARS AGO TO START A NEW IT JOB, FIND A NEW RESIDENCE, AND EXPLORE FLORIDA WITH MY WIFE.

ITS ALWAYS BEEN A GOAL OF MINE TO HAVE MY RESTAURANT, AND SINCE I'VE BEEN ABLE TO DRINK LEGALLY, I'VE WANTED TO ADD HOUSE-MADE SPIRITS AND BEER TO THE OFFERINGS OF THE RESTAURANT (S) (YES, ID LIKE TO HAVE SEVERAL)

PAST INDUSTRY EXPERIENCE
-WAITSTAFF, BARTENDER, EXPO, PREP COOK, CHEF FOR 8+ YEARS
-GM OF RUBY TUESDAYS FOR 3 YEARS
-GM OF RED ROBIN FOR 1 YEAR
-BREWER AT A LOCAL BREWERY FOR 2 YEARS



UNCOMMON PATH BREWING

MARCOS CABRERA

Owner / Brewer



BORN IN THE DOMINICAN REPUBLIC AND RAISED IN NEW JERSEY, FLORIDA, AND ITALY. AFTER COLLEGE, I MOVED TO GERMANY AND TRAVELED TO EXPERIENCE ALL CULTURES WITH FOOD AND LIBATIONS. MOVING BACK TO FLORIDA AS AN ADULT, WORKING IN THE HOSPITALITY INDUSTRY FOR YEARS INTRODUCED ME TO FINE DINING. I DECIDED TO LEAP INTO HOMEBREWING AND FIND A CAREER IN THE BEER INDUSTRY. SINCE FALLING IN LOVE WITH GASTRONOMY, WINE, AND BEER, IT WAS CLEAR TO ME THAT I WANTED TO HAVE MY OWN RESTAURANT SOMEDAY, SERVING WINE, BEER, AND SPIRITS FROM AROUND THE WORLD, ALL WHILE CREATING MY OWN LIBATIONS.

PAST INDUSTRY EXPERIENCE
-CONCIERGE FOR HIGH-END HOTELS 4+ YEARS
-MANAGING HOMEBREW SHOP 4 YEARS
-TEACHING CLASSES ON HOW TO MAKE BEER 3+ YEARS
-LEAD BREWER AT LOCAL BREWERY FOR 3 YEARS



UNCOMMON PATH BREWING

LOCATION



710 NW 5th Ave
710 NW 5th Ave, Fort Lauderdale, FL 33311
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NW 9th St
NW 4th Ave
NW 3rd Ave
Henry Exavier Apartments
McKinsey Steel & Supply Of Florida
MOS ACCESSORIES OFFICIAL
Costume jewelry shop
Bliss Window & Screen, Inc
Jims Auto Parts
Auto repair shop
NW 8th St
Fort Lauderdale Scrap Metal
James Club Recovery
NW 1st Ave
NW 2nd Ave
NW 5th Ave
710 NW 5th Ave, Fort Lauderdale, FL 33311
731 Tires
Tire shop
NW 7th Terrace
RNW Automotive
Junkyard Dog - Cash For Junk Cars
Thackers Film Lab
Body Craft USA
Emmaus Baptist Church
NW 7th St
First Eben-Ezer Missionary Christian...
Oil Can Man
All County Towing
South Florida Auto Recycling
Auto parts store
Soflo Jeeps
Sonic Locksmith
COUTURE Jardin
The SIX13
Sistrunk Marketplace & Brewery
Jimmy John's
Sandwich · $
NW 6th Ave
International Longshoremen's...
Sistrunk Blvd
NW 6th St
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UPB IS LOCATED IN THE HEART OF FORT LAUDERDALE, BETWEEN SUB-COMMUNITIES NAMED SISTRUNK AND PROGRESSO VILLAGE. WE ARE ALSO SITUATED IN A NEWLY RENOVATED DEVELOPMENT THAT CONSISTS OF 2 TOTAL BLOCKS (AND THE LANDLORD IS CURRENTLY DEVELOPING 2 MORE BLOCKS TO THE WEST.

THE DEVELOPMENT IS NAMED "THRIVE" - THE IDEA BEHIND IT WAS SIMPLE, GIVE LOCAL BUSINESSES THE ABILITY TO THRIVE IN THEIR LOCAL ENVIRONMENT. THIS DEVELOPMENT WILL ALSO BE THE NEW LOCATION OF FORT LAUDERDALE ARTWORK AND ALL CITY EVENTS RELATED TO ARTS AND ENTERTAINMENT.

HTTPS://WWW.ARTWALK.CITY/

ON TOP OF ALL THAT, THE LANDLORD HAS ALREADY COMMITTED LEASES TO A LOCAL COFFEE SHOP, YOGA STUDIO, 3 ART STUDIOS, AND 2 NICHE RESTAURANTS (THAT DON'T SERVE PIZZA).



EQUIPMENT

STANDARD KEGS & EQUIPMENT
BREWING SYSTEM (HOT SIDE AND COLD SIDE)

- BREWHOUSE
- HOT LIQUOR / COLD LIQUOR
- 7 FERMENTERS
- 2 LAGERING TANKS
- 2 BRITE TANKS

TOTAL SPEND - 158,000 (PAID IN FULL)

MARRA FORNI
PIZZA OVEN +

- PIZZA OVEN
- ROOF EXHAUST
- PROPRIETARY DUCTING

TOTAL SPEND - 28,000 (PAID IN FULL)

G&D CHILLERS
GLYCOL

- 70GAL 7HP CHILLER

TOTAL SPEND - 22,000 (PAID IN FULL)

SS BREWTECH
1BBL PILOT SYSTEM / FERMENTERS / GLYCOL

- 1BBL PILOT SYSTEM
- 3X 1BBL FERMENTERS
- 2X 3/4HP GLYCOL CHILLERS

TOTAL SPEND - 22,000 (PAID IN FULL)

RESTAURANT DEPOT
KITCHEN EQUIPMENT

- PIZZA PREP STATION
- SWIM COOLER
- WALK/FLY COOLER
- MIXER / ROLLER

TOTAL SPEND - 28,000 (PAID IN FULL)

TOTAL CASH INVESTED $258,000



UNCOMMON PATH BREWING

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